Thompson & Knight LLP

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August 25, 2014

BY EDGAR TRANSMISSION

AND ELECTRONIC MAIL

Mr. James E. O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 8415

Washington, D.C. 20549

RE:	NGP Capital Resources Company

Preliminary Proxy Statement on Schedule 14A

File No.: 814-00672

Dear Mr. O’Connor:

On behalf of NGP Capital Resources Company (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, a Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”). In addition, we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were communicated telephonically on July 31, 2014 to the undersigned with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 21, 2014 (the “Preliminary Proxy Statement”). Our responses are based upon information provided to us by or on behalf of the Company. In order to assist you in your review of the Proxy Statement, we have changed the page numbers both in your comments and our responses to reflect the current pagination in the Proxy Statement.

Revoking Your Proxy, page 3

1.           Please revise the disclosure related to revoking proxies to make it clear how proxies voted by telephone or via the Internet may be revoked.

Response: The Proxy Statement has been revised on pages 1 and 3 to reflect the Staff’s comment.

James E. O’Connor

August 25, 2014

General Description of the Transactions, page 7

2.           We note that pursuant to the Stock Purchase and Transaction Agreement, in certain circumstances, Oak Hill Advisors, L.P. (“OHA”) will be entitled to receive a termination payment of $1.5 million (the “Termination Payment”) and reimbursement of certain expenses relating to the transaction up to $250,000 (the “Expense Reimbursement”). We believe this to be an unusual provision in transactions of this type and may constitute a prohibited “penalty” under Section 15 of the Investment Company Act of 1940 (the “1940 Act”). Please provide additional disclosure regarding the board of directors’ exercise of its fiduciary duties to the stockholders in determining that payment of such amounts would be reasonable in the context of this transaction, as well as an analysis of why such payments do not amount to a prohibited “penalty” under the 1940 Act.

Response: The Proxy Statement has been revised on pages 8 through 11 to provide additional details surrounding the strategic alternatives review and the decision with respect to the Expense Reimbursement and Termination Payment by the Company’s board of directors (the “Board”). The Board believes it complied with its fiduciary duties in its consideration and decision with respect to the Termination Payment and Expense Reimbursement.

In addition, the Company does not believe that Section 15 of the 1940 Act, including the anti-penalty provision contained in Section 15(a)(3) thereof, is implicated by the Termination Payment or the Expense Reimbursement because OHA does not serve or act as the investment adviser to the Company and, as a result, the Stock Purchase and Transaction Agreement (the “SPA”) by and among OHA, the Company and OHA BDC Investor, LLC, including the provisions related to the Termination Payment and Expense Reimbursement contained therein, is not subject to the requirements or limitations contained in Section 15 of the 1940 Act.

It is important to note that the Board and stockholders will be afforded the protections contained in Section 15 of the 1940 Act, including the anti-penalty provision contained in Section 15(a)(3) thereof, if and when the investment advisory agreement with OHA is put in place. As such, even if the Company enters into the proposed investment advisory agreement with OHA immediately following the Company’s 2014 Annual Meeting of Stockholders, the Board or stockholders could immediately thereafter terminate the new investment advisory agreement without paying OHA the Termination Payment, the Expense Reimbursement or any other similar payment.

For these reasons, the Company does not believe that the Termination Payment or the Expense Reimbursement constitute a “penalty” within the meaning of, and subject to the limitations contained in, Section 15(a)(3) of the 1940 Act.

James E. O’Connor

August 25, 2014

Potential Payments Upon Termination or Change of Control, page 36

3.           We believe that the retention payments to Steve Gardner and Scott Biar may trigger the need for the Company’s investment adviser to rely on the safe harbor provided by Section 15(f) of the 1940 Act in connection with the proposed transaction in order to protect the Company’s investment adviser and its affiliated persons1 against claims that such retention payments represent profits received “in connection with the sale of securities of, or a sale of any other interest in,” the Company’s investment adviser. Please clarify whether these retention agreements were in effect prior to the time that the Company determined to seek a new advisor or other strategic transactions.

Response: In September 2013, the Board engaged a financial advisor to evaluate strategic alternatives to enhance stockholder value. Since that time, the Company has considered a number of strategic alternatives, including the sale of all or substantially all of its assets as well as the merger of the Company into another company. In order to retain key operational and administrative employees during this particularly crucial period of time for the Company, including those who would interface with potential acquirers and the like, the Board worked with the Company’s administrator, NGP Administration, LLC, to secure retention agreements with its employees, including the Company’s Chief Executive Officer, Mr. Gardner, and Chief Financial Officer, Mr. Biar. These retention agreements were entered into at the outset of the Board’s consideration of strategic alternatives and without any knowledge of the particular type of strategic alternative that would ultimately be undertaken by the Company, if any.

In addition, the retention agreements relate to the roles of the above-referenced employees with the Company’s administrator and not with the Company’s external investment adviser, NGP Investment Advisor, LP. In this regard, the Board specifically required that the Company’s allocable portion of any retention payouts to Messrs. Gardner and Biar under the retention agreements be limited to the portion of time that has historically been allocated to the Company for them under the terms of the Company’s administration agreement, subject to an upward adjustment to 75% in light of the fact that they would be spending more time on the Company’s behalf in connection with the strategic alternative process.

In approving these agreements in September 2013, the Board, consistent with its fiduciary duties, concluded that retaining these employees would be one of the keys to realizing the benefits of a strategic transaction for the benefit of the stockholders. In addition, the Board wanted to avoid the potentially large financial implications from the cost of hiring new employees and the loss of knowledge/intellectual capital if key employees terminated their employment with NGP Administration, LLC as a result of the Company’s consideration of strategic alternatives. The Board was also apprised of the fact that such agreements are commonly used by companies contemplating a strategic transaction in order to limit such tendencies by employees when faced with a strategic transaction that may ultimately end up costing them their jobs.

With respect to the Staff’s suggestion that the Company’s investment adviser may need to rely on the Section 15(f) safe harbor in connection with the proposed transaction with OHA (such proposed transaction being referred to herein as the “OHA Transaction”), the Company notes that the OHA Transaction is not “in connection with a sale of securities of, or a sale of any interest in” the Company’s current external investment adviser. In this regard, Messrs. Gardner and Biar are not principals of, and do not own any equity interests in, the Company’s current external investment adviser. Moreover, none of the principals of and/or equity owners in the Company’s current external investment adviser will receive any benefit or personal gain in connection with the OHA Transaction.2

1 The term “affiliated person” is defined in Section 2(a)(3) of the 1940 Act.

2 99.99% of the limited partnership interests in the Company’s external investment adviser, NGP Investment Advisor, LP, are owned by NGP Energy Capital Management, L.L.C. Neither Mr. Gardner nor Mr. Biar own an interest in or have any relationship to NGP Energy Capital Management, L.L.C. other than in connection with their roles with the Company.

James E. O’Connor

August 25, 2014

As noted above, the retention agreements were entered into without any knowledge of the particular type of strategic alternative that would ultimately be undertaken by the Company, if any, and were clearly not entered into in connection with or furtherance of the OHA Transaction. OHA did not submit its proposal to the Company relating to the OHA Transaction until May 12, 2014, eight months after the retention agreements were put in place.

Finally, it is important to emphasize that the amounts to be paid pursuant to the retention agreements would have been paid even if the Board had decided to pursue any of the other strategic alternatives reviewed by the Board, including those involving the sale of all or substantially all of the Company’s assets and the merger of the Company into another company. Given that none of the principals of and/or equity owners in the Company’s external investment adviser will receive any benefit or personal gain in connection with the OHA Transaction and that the retention payments payable by the Company to Messrs. Gardner and Biar are in connection with their roles with the Company’s administrator (and not with the Company’s external investment adviser), the Company fails to see how Section 15(f) of the 1940 Act is implicated in connection with the OHA Transaction. Moreover, the Company believes that a determination otherwise would have a chilling effect on the ability of the boards of directors of externally managed business development companies to consider strategic alternatives from time to time given the retention risks mentioned above. The Company also notes that such a determination would create an unfair regulatory playing field between externally managed and internally managed business development companies in that internally managed business development companies would be free to enter into retention agreements with their executive officers, but externally managed business development companies would not. As a result, the Company respectfully disagrees with the assertion made by the Staff in this comment and does not believe that there is any need for the Company’s current investment adviser to rely on the safe harbor provided by Section 15(f) of the 1940 Act in connection with the OHA Transaction.

Summary of Strategic Alternatives Review, page 10

4.           We note that in several places throughout the Preliminary Proxy Statement, the Company states that the base management fee payable under the proposed investment advisory agreement will be lower than the base management fee payable under the current investment advisory agreement. Please provide additional disclosure to stockholders that, pursuant to the terms of the proposed investment advisory agreement, that the amounts paid to OHA relating to the incentive fee payable under the proposed investment advisory agreement will be higher than under the current investment advisory agreement if fund performance improves.

Response: The Proxy Statement has been revised on pages 6 and 10 to reflect the Staff’s comment.

James E. O’Connor

August 25, 2014

Insider Transactions

5.           It appears to us that insiders may have been transacting in the Company’s common stock in advance of the announcement of the proposed transaction. Transactions conducted by such insiders while in possession of material non-public information is prohibited and such transactions could be viewed as self-dealing. Please provide us with additional information regarding any such potential insider transactions.

Response: Our understanding is that the Staff’s comment is in response to an article published by Seeking Alpha in July of 2012 that references insider purchases of the Company’s common stock made by certain executive officers and directors in May of 2012. The Company acknowledges the Staff’s comment and respectfully advises the Staff that other than purchases made pursuant to the “opt out” dividend reinvestment plan on dividend dates, based on the Section 16(a) filings made by the Company’s executive officers and directors, there have not been any transactions made in the Company’s common stock by insiders since May 2, 2013. Additionally, the only purchases and sales reported by the Company’s executive officers and directors in 2013 are purchases made by a director pursuant to a 10b5-1 trading plan that terminated in May 2013.

Summary of Strategic Alternatives Review, page 8

6.           Please tell us why the Company’s board of directors believes that the Expense Reimbursement is reasonable for the Company to pay to OHA.

Response: The Proxy Statement has been revised on pages 8 through 11 to provide additional details surrounding the strategic alternatives review and the decision with respect to the Expense Reimbursement and Termination Payment by the Board.

Termination Fee, page 7

7.           The disclosure relating to the Termination Payment on page 7 of the proxy statement states, in relevant part, that the Company will be obligated under the Stock Purchase and Transaction Agreement to pay the Termination Payment if the Company fails “to consummate the Transactions despite the satisfaction of OHA’s conditions to closing under the SPA and OHA’s willingness and ability to close.” It appears from this disclosure that the Company would be obligated to pay the Termination Payment if the stockholders fail to approve the transaction. Please explain whether and how the Company’s board of directors considered this to be reasonable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Proxy Statement to reflect that the termination fee would be payable if the Company’s conditions to closing have been satisfied and to also reflect that one of the Company’s conditions to closing (as opposed to OHA’s conditions to closing) under the SPA includes the approval of Proposal 1 by the Company’s stockholders. The Company confirms that if Proposal 1 is submitted to the Company’s stockholders and is not approved, the termination fee will not be payable.

James E. O’Connor

August 25, 2014

Proposed Investment Strategy, page 17

8.           If substantial transition or repositioning of the Company’s portfolio investments is expected to occur within one year of the consummation of the proposed transaction, please provide additional disclosure regarding the tax and other consequences thereof to the Company’s stockholders, including with respect to the management and incentive fees to be paid to OHA.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it is the Company’s understanding that is not expected that OHA will substantially transition or reposition the portfolio investments within one year of the proposed transaction; rather, it is the Company’s understanding that OHA will supplement the existing portfolio with middle market investments and manage the existing portfolio based on market conditions on an investment-by-investment basis.

Comparative Fee Table, page 11

9.           Please insert an additional comparative fee table for the annual period immediately following the expiration of the reduction in the base management fee.

Response: The Proxy Statement has been revised on page 12 to reflect the Staff’s comment.

Managerial Assistance, page 18

10.         Please revise the disclosure on page 18 of the proxy statement to accurately reflect the requirement that the Company is obligated under the 1940 Act to offer to provide significant managerial assistance to its portfolio companies and to provide such managerial assistance if the offer is accepted by its portfolio companies.

Response: The Proxy Statement has been revised on page 19 to reflect the Staff’s comment.

Information About the Nominee and Directors, page 21

11.         Please provide the required disclosure under Item 401(f) of Regulation S-K relating to legal proceedings involving any of the Company’s directors within the last 10 years.

Response: The Company acknowledges the Staff’s comment and advises the Staff that no director, person nominated to become a director or executive officer of the Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years. The Proxy Statement has been revised on page 28 to reflect this additional disclosure.

James E. O’Connor

August 25, 2014

Current Board of Directors, page 22

12.         Please provide an additional column setting forth all directorships held by the Company’s directors during the last five years in accordance with Item 401(e)(2) of Regulation S-K.

Response: The Company respectfully refers the Staff to pages 22 and 23 of the Preliminary Proxy Statement, which sets forth all directorships held by the Company’s directors during the last five years in accordance with Item 401(e)(2) of Regulation S-K. However, for purposes of clarity, the Company has revised pages 23 and 24 of the Proxy Statement to separate disclosure of present directorships and directorships held during the last five years into two separate columns.

Independent Directors, page 27

13.         We note that the Company has not designated a lead independent director. SEC Release No. IC-26520 sets out the SEC position regarding investment company governance. Please provide additional disclosure regarding why the Company has not designated a lead independent director.

Response: The Company notes the Staff's comment and respectively submits that the offices of chairman of the board and chief executive officer of the Company are not held by the same person, and therefore, the Company has not designated a lead independent director. Additionally, the Company respectfully submits that the independent chairman requirement, which is found in Investment Company Act Release No. IC-26520 and Rule 0-1(a)(7) under the Investment Company Act of 1940, as amended, was vacated by the U.S. Court of Appeals for the District of Columbia Circuit in Chamber of Commerce v. Sec. & Exch. Comm'n, 443 F.3d 890 (D.C. Cir. 2006). Therefore, it is not necessary for the Company to comply with this requirement.

Closing

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

James E. O’Connor

August 25, 2014

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (214) 969-1324 if you have questions.

Sincerely,

/s/ Wesley P. Williams

Wesley P. Williams

cc:	Mr. Stephen K. Gardner

Mr. L. Scott Biar

Ms. Mary Ann Birchfield

Ms. Paula Williams

Ms. Jessica W. Hammons